FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, 20 de noviembre de 2013

Sr. (es)

Domicilio

Comuna

Ciudad

Estimado Accionista de Banco Santander - Chile:

Por especial encargo del directorio de Banco Santander - Chile, tengo el agrado de citar a usted a Junta Extraordinaria de Accionistas de esta institución para el día 5 de diciembre de 2013, a partir de las 17:00 horas, en las oficinas del Banco de calle Bandera N°140, piso 12, Santiago, a fin de tratar las siguientes materias de su competencia:

1)	Pronunciarse sobre la oferta de Banco Santander, S.A. a Banco Santander - Chile para la compra de las acciones emitidas por la filial de éste denominada Santander Asset Management S.A., Administradora General de Fondos y la celebración de un contrato de prestación de servicios de agente colocador de cuotas de fondos entre este banco y la mencionada administradora;
2)	Dar cuenta de las operaciones a que se refiere el Título XVI de la Ley 18.046 y;
3)	Adoptar los demás acuerdos y otorgamiento de poderes que fueren necesarios para cumplir y llevar a efecto las resoluciones que se decidan en esta junta.

Con relación a la materia a ser tratada en el punto 1) de la tabla, y de conformidad a lo establecido en el Título XVI de la Ley 18.046, se deja constancia que los infomes de los evaluadores independientes Claro y Asociados y EY Chile Ltda. (Ernst & Young), el informe del Comité de Directores y Auditoría de Banco Santander - Chile y las opiniones personales de los directores de este banco, se encuentran a disposición de los señores accionistas en el sitio Internet www.santander.cl, sección “Accionistas”, El link exacto es http://www.santander.cl/accionistas/informacion_corporativa.asp y en la oficina principal del banco ubicada en calle Bandera 140, piso 20, Santiago.

Tendrán derecho a participar en esta junta los titulares de acciones del Banco Santander - Chile que figuren inscritos en el Registro de Accionistas a la medianoche del día 29 de noviembre de 2013.

En el caso que el señor accionista se encuentre imposibilitado por cualquier causa para asistir a la junta, le enviamos un formulario de carta - poder que usted podrá llenar y remitirnos si desea estar representado en ella.

La calificación de poderes, si procediere, se efectuará el mismo día de la junta y hasta la hora en que ésta deba iniciarse.

Saluda muy atentamente a usted,

MAURICIO LARRAIN GARCES
PRESIDENTE

Santiago, November 20, 2013

Dear shareholder of Banco Santander-Chile:

By special request of the Board of Banco Santander - Chile, We have the honor to invite you to a Special Shareholders meeting on December 5, 2013 starting at 17:00 hours, at the banks main building located on Bandera 140, 12th floor, Santiago-Chile, to address the following matters:

1)	Vote on the offer made by Banco Santander, S.A. to Banco Santander - Chile for the purchase of the shares issued by its subsidiary called Santander Asset Management S.A., Administradora General de Fondos and the signing of a new funds distribution agreement between Banco Santander Chile and the aforementioned fund administrator.

In relation to the matter to be treated in point 1 ) of the table , and pursuant to the provisions of Title XVI of Law 18,046 , the findings of the independent evaluators Claro y Asociados and EY Chile Ltda ( Ernst & Young ) as well as the reports of the Audit Committee of Banco Santander-Chile and the personal opinions regarding this transaction of each individual director of this bank are available to the shareholders in Spanish on the website www.santander.cl in the section "Accionistas". The exact link is http://www.santander.cl/accionistas/informacion_corporativa.asp and at the bank's main office located at 140 Bandera Street, 20th floor, Santiago . The English translation of these opinions are available for shareholders on the website www.santander.cl in the “Investor Relations” section. The exact link is http://phx.corporate-ir.net/phoenix.zhtml?c=71614&p=irol-sec with the date of 9/17/13, 9/20/13, 9/30/13, 10/03/13.

2)	To account for the operations referred to in Title XVI of Law 18,046 and ;
3)	Adopt the other agreements and powers of attorney as may be necessary to enforce and carry out the resolutions to be adopted at this meeting.

Holders of shares of Banco Santander - Chile at the close of business in Chile on November 29, 2013 will have the right to participate in this meeting.

Holders of the ADR´s of Banco Santander - Chile at the close of business on November 15, 2013 will have the right to vote their shares through the depositary bank for this meeting.

In the event that a registered local shareholder is unable for any reason, to attend the meeting, we will send a power of attorney – form you can fill out and send to us, if you like to be represented.

The rating of powers, if any, will be made the same day of the meeting and until the time that it should start.

Sincerely,

MAURICIO LARRAIN GARCES
PRESIDENT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: November 20, 2013